

February 6, 2014

Via E-Mail
Mr. Joseph H. Ceryanec
Chief Financial Officer
Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023

> **Re:** **Meredith Corporation**
> **Form 10-K for the year ended June 30, 2013**
> **Filed August 21, 2013**
> **File No. 001-05128**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 26, 2013**
> **File No. 001-05128**

Dear Mr. Ceryanec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Business Developments, page 2

1. We note from your disclosure on page 2 that in April 2013 you expanded your Sales Guarantee Program. Please provide us more details about the nature of this program and explain to us how you account for sales or guarantees provided under this program.

Item 1A. Risk Factors, page 10

2. We note your disclosure on page 1 that your national media segment has an "extensive digital media presence consisting of over 40 websites, almost 30 mobile-optimized

websites, and about 30 applications," and that your local media segment has "20 websites and mobile websites and 36 apps . . ." Because it appears you rely on information technology and systems for many of your business operations, please tell us whether you have experienced any attempts to disrupt these systems, including unauthorized access to data or theft of data in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

3. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, in several instances, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise future Form 10-K and 10-Q to separately quantify each significant factor mentioned.

Supplemental Disclosure of Local Media EBITDA and Adjusted EBITDA, page 26

4. We note that you reconcile local media EBITDA to operating profit. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case is net income. Refer to Question 103.02 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details. Please revise future filings accordingly.

Notes to the Financial Statements

Note 16. Financial Information about Industry Segments, page 74

5. We note that the table in Note 16 presents operating profit by segment and reconciles to consolidated income from operations. In accordance with ASC 280-10-50-30(b), please revise to reconcile the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes, extraordinary items, and discontinued operations.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 36

6. In future filings, for entities listed as beneficial owners, such as: Allianz Global Investors
    Capital LLC; NFJ Investment Group, LLC; Royce & Associates, LLC; BlackRock, Inc.;
    Neuberger Berman Group, LLC; and The Vanguard Group, Inc., please provide the
    natural person with voting or investment control of the entity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at
(202) 551-3301 if you have questions regarding comments on the financial statements and
related matters. Please contact Ryan Adams at (202) 551-3191, or Max Webb at (202) 551-3750
with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief